Exhibit 4.26

THIRD AMENDMENT TO THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION TRUST

(November 8, 2002, Amendment and Restatement)

THIS THIRD AMENDMENT, dated and effective as of the second day of January, 2008, except as otherwise set forth herein, by and between Fidelity Management Trust Company (the “Trustee”) and The Progressive Corporation (“Company”);

WITNESSETH:

WHEREAS, the Trustee and Company heretofore entered into a Trust Agreement dated November 8, 2002, with regard to The Progressive Corporation Executive Deferred Compensation Trust (the “Trust”); and

WHEREAS, the Trustee and Company now desire to amend said Trust Agreement as provided for in Section 12 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Company hereby amend the Trust Agreement by:

1.	Restating the “Annual Recordkeeping Fee” section of Schedule “B”, in its entirety, as follows:

Annual Recordkeeping Fee                      $0.

2.	Amending the Schedule “B” to delete the following:

*Trustee Fees	0.10% per year of Trust assets invested in Company Stock payable pro rata quarterly on the basis of such assets as of the calendar quarter’s last valuation date, but no less than $5,000.00 nor more than $35,000.00 per year.

IN WITNESS WHEREOF, the Trustee and Company have caused this Third Amendment to be executed by their duly authorized officers. By signing below, the undersigned represent that they are authorized to execute this document on behalf of the respective parties. Notwithstanding any contradictory provision of the Trust Agreement that this document amends, each party may rely without duty of inquiry on the foregoing representation.

THE PROGRESSIVE CORPORATION	FIDELITY MANAGEMENT TRUST COMPANY

By:	By:
Its authorized signatory	Its authorized signatory

Name:	Name:

Title:	Title:

Date:	Date: